UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name)

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1)

Consolidated Financial Statements for period ending January 31, 2004

2)

Schedule B – Supplementary Information

3)

Schedule C – Management Discussion and Analysis

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

March 31, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 61

Quarterly Report

Incorporated as part of:

x

 Schedule A

x

 Schedules B & C

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:  ThrillTime Entertainment International, Inc.

ISSUER ADDRESS:  #322 – 4585 Canada Way, Burnaby, BC V5G 4L6

ISSUER PHONE NUMBER:  (604) 294-8084

ISSUER FAX NUMBER:        (604) 294-8709

CONTACT PERSON:              Ralph Proceviat

CONTACT’S POSITION:       President

CONTACT TELEPHONE NUMBER:  (604) 294-8084

FOR QUARTER ENDED:  January 31, 2004

DATE OF REPORT:  March 31,  2004

CERTIFICATE

THE TWO SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THERIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Ralph Proceviat

Ralph Proceviat

04/03/31

NAME OF DIRECTOR

SIGN (TYPED)

DATE SIGNED (YY/MM/DD)

Sherrill Cyr

Sherrill Cyr

04/03/31

NAME OF DIRECTOR

    SIGN (TYPED)

 DATE SIGNED (YY/MM/DD)

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Six months ended January 31, 2004 and 2003

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets

(Expressed in U.S. Dollars)

As at January 31, 2004

	January 31, 2004 (unaudited)	July 31, 2003 (audited)
Assets
Current assets:
Cash and cash equivalents	$ 105,945	$ 202,943
Accounts receivable	105,475	378,055
Inventories	169,851	188,083
Prepaid expenses	96,888	19,772
	478,159	788,853

Capital assets	19,186	22,373

Other assets:
Deferred financing costs	15,000	25,000
	15,000	25,000
	$ 512,345	$ 832,226
Liabilities and Shareholders’ Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$ 430,307	$ 366,385
Income and other taxes payable	38,998	21,473
Current portion of long-term debt	2,717,348	2,952,240
	3,186,653	3,340,098
Shareholders’ deficiency:
Share capital:
Authorized: 100,000,000 common shares, without par value
Issued: 20,007,297 common shares	7,801,123	7,801,123
Contributed surplus	505,236	505,236
	8,306,359	8,306,359
Deficit	(10,980,667)	(10,810,231)
	(2,674,308)	(2,503,872)
	$ 512,345	$ 836,226

On behalf of the Board:

     “Ralph Proceviat”

Director

  “Sherrill Cyr”

Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)

(Expressed in U.S. Dollars)

Six months ended January 31, 2004 and 2003

	Three Months Ended		Six Months Ended
	January 31, 2004 (unaudited)	January 31, 2003 (unaudited)	January 31, 2004 (unaudited)	January 31, 2003 (unaudited)
Product sales	$ 105,286	$ 116,526	$ 222,323	$ 259,672

Cost of sales	69,833	76,272	142,182	164,745

Gross margin	35,453	40,254	80,141	94,927

Other revenue:
Royalty revenue	64,269	68,872	396,895	458,208
Other revenue	1,238	−	35,088	71,278
	100,960	109,126	512,124	624,413
Operating expenses:
General and administration	145,680	286,496	472,410	606,239
Marketing and selling	24,817	19,300	26,767	26,053
Research and development	−	6,589	−	6,589
	170,497	312,385	499,177	638,881
Operating income (loss) before interest expense, income taxes, amortization, and under noted	(69,537)	(203,259)	12,947	(14,468)

Interest expense net of interest income	79,657	152,179	170,898	326,485
Amortization of capital assets	1,418	1,762	2,858	40,252
Amortization of patent rights	−	416,236	−	832,473
Gain on settlement of convertible securities	−	(6,116,246)	−	(6,116,246)
	81,075	(5,546,069)	173,756	(4,917,036)

Income (loss) before income taxes	(150,612)	5,342,810	(160,809)	4,902,568

Income tax expense	(168)	(528)	(9,627)	(8,017)

Income (loss) for the period	(150,780)	5,342,282	(170,436)	4,894,551

Deficit, beginning of period	(10,829,887)	(16,076,955)	(10,810,231)	(15,629,224)

Deficit, end of period	$ (10,980,667)	$ (10,734,673)	$(10,980,667)	$(10,734,673)

Earnings (loss) per share	$(0.01)	$0.30	$(0.01)	$0.28

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)

(Expressed in U.S. Dollars)

Six months ended January 31, 2004 and 2003

	Three Months Ended		Six Months Ended
	January 31, 2004 (unaudited)	January 31, 2003 (unaudited)	January 31, 2004 (unaudited)	January 31, 2003 (unaudited)
Cash flows from (used in) operating activities:
Operating income/loss for the period	$ (150,780)	$ 5,342,282	$ (170,436)	$ 4,894,551
Items not involving cash:
Amortization of capital assets	1,418	1,762	2,858	40,252
Amortization of patent rights	−	416,237	−	832,474
Amortization of deferred financing costs	5,000	15,882	10,000	37,206
Amortization of deferred gain	−	(25,079)	−	(62,697)
Gain on discharge of convertible securities	−	(6,116,246)	−	(6,116,246)
Gain on disposal of capital assets	−	−	(270)	−
Loss on disposal of asset	−	−	−	6,173
Non-cash interest on convertible securities	−	(113,787)	−	−
Cash flows from (used in) operations	(144,362)	(478,949)	(157,848)	(368,287)
Change in non-cash operating working capital:
Accounts receivable	101,171	90,133	272,580	258,461
Inventories	(1,637)	(62,407)	18,232	(60,249)
Prepaid expenses	(75,527)	7,951	(77,116)	(103,713)
Accounts payable and accrued liabilities	97,452	74,613	63,921	(29,794)
Income and other taxes payable	8,610	(36)	17,525	(39,846)
Cash flows from (used in) operating activities	(14,293)	(368,695)	137,294	(343,428)

Cash flows from (used in) financing activities:
Long-term debt	(11,097)	(733,984)	(234,892)	(764,142)
Shares issued for cash	−	65,859	−	65,859
Shares issued for convertible securities	−	832,500	−	832,500
Cash flows from (used in) financing activities	(11,097)	164,375	(234,892)	134,217

Cash flows from (used in) investing activities:
Capital assets	−	−	−	(6,877)
Deferred development costs	−	(5,310)	−	(5,310)
Proceeds on disposal of capital assets	−	−	600	−
Cash flows from (used in) investing activities	−	(5,310)	600	(12,187)

Increase (decrease) in cash and cash equivalents	(25,390)	(209,630)	(96,998)	(221,398)

Cash and cash equivalents, beginning of period	131,335	253,961	202,943	265,729

Cash and cash equivalents, end of period	$ 105,945	$ 44,331	$ 105,945	$ 44,331

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information

(unaudited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2004

The Company is incorporated under the Company Act (British Columbia) and its principal business activities are the sale and development of actual experience amusement rides.

Continuing operations:

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business, notwithstanding that, at January 31, 2004, with 100% of the long term debt included in current liabilities the Company had working capital deficiency of $2,708,494, shareholders’ deficiency of $2,674,308, and was non-compliant with terms in certain debt instruments.  Operations to date have been primarily financed by long-term debt and equity transactions.  As a result, the Company’s future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and, ultimately, the achievement of profitable operations.

There can be no assurances that the Company will be successful in generating additional cash to finance operations, pay down its debts or that the continued support of creditors and shareholders will be available.  If it is not, the Company will be required to reduce operations or liquidate assets.  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Cost of sales:

Cost of sales totals $142,182, which includes parts and components.

Operating expenses:

General and Administrative expenses amounted to $472,410 for the period and include $141,384 for general liability insurance, $12,412 for legal fees, $42,586 for rent, $213,024 for wages, benefits and consulting fees, $10,568 for travel, $10,184 for telephone and the remaining $42,252 for office and regulatory expenses.

Marketing and selling expenses totaling $26,767 include $3,900 for shareholder communications, $2,800 for advertising and promotion of the Company’s attractions and $20,067 for the annual IAAPA trade show.

Interest expense:

Interest expense of $170,898 (net of interest income of $41) relates to non-convertible secured loans.

Comparative figures:

Certain of the prior years comparative figures have been amended as a result of the year end audit in 2003.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the period.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

No common shares were issued during the period.  On January 9, 2004 the TSX Venture Exchange consented to the extension in the expiry date of the warrants to January 21, 2005 at the exercise price of Canadian $0.10 per share.

b)

No stock options were granted during the period.

SUMMARY OF SECURITIES AS AT JANUARY 31, 2004

a)

Authorized share capital:  100,000,000 common shares without par value

Issued and outstanding:  20,007,297 common shares

b)

Summary of stock options outstanding:

Expiry	Exercise	July 31,			Expired or	January 31,
Date	Price	2003	Granted	Exercised	Cancelled	2004
10/31/05	Cdn $0.10	1,900,000	-	-	-	1,900,000
12/31/05	Cdn $0.16	300,000	-	-	300,000	-
		2,200,000	-	-	300,000	1,900,000

c)

Summary of warrants outstanding:

Expiry	Conversion	July 31,	Number of	January 31,
Date	Price	2003	Shares Granted	2004
01/21/05	Cdn. $0.10	2,000,000	-	2,000,000

d)

Shares in escrow:

NIL

DIRECTORS AND OFFICERS

Ralph Proceviat, Director, Chairman of the Board, President and Treasurer

Sherrill Cyr, Director and Secretary

Frank Deacon, Director

Darrel Taylor, Director

SEGMENT DISCLOSURES

The Company considers its business to comprise a single operating segment, being the development, manufacturing and sale of actual experience amusement rides.  Supplementary information by geographic area for the six months ended January 31, 2004 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2004:
Revenues including interest income	$ 99,274	$ 555,073	$ 654,347
Income (loss)	(292,107)	121,671	(170,436)
Identifiable assets	106,401	405,944	512,345

2003:
Revenues including interest income	104,460	685,367	789,827
Income (loss)	5,478,335	(583,784)	4,894,551
Identifiable assets	174,362	601,520	775,882

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C:  Management Discussion and Analysis

(unuadited – prepared by management)

(Expressed in U.S. Dollars)

Six months ended January 31, 2004

DESCRIPTION OF BUSINESS

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour; and Top Eliminator Dragsters®, which provides a real life drag racing experience.  The Company owns the proprietary patent rights and trademarks for these two rides and generates product sales and royalty revenue from the following sources:

-

Sale of rides (including installation supervision);

-

Long-term on-going royalty revenue as a % of gross ride and merchandise sales in exchange for territorial protection;

-

Mandatory annual training and certification revenue to ensure that the highest safety standards are maintained by park operators; and

-

Customers are required to purchase specific parts and services from our group of companies to protect the riders and parks.

MARKETING

The sales season for the Company’s two product lines typically becomes active in the July to September time frame i.e. sales made in July, August and September will be installed in the following February to April timeframe to meet the May Memorial Day long weekend in the U.S., the start of most park’s operating season.  The Company continues to receive enquiries and interest in both the Skycoaster® and Top Eliminator® attractions from Europe, the Middle East as well as the USA.  Although proposals have been made to prospective customers and those proposals remain active for a 2004 operating installation, no sales have closed during the period.

The Company exhibited at the annual IAAPA (International Association of Amusement Parks and Attractions) Convention held November 2003 in Orlando, Florida.

In addition to responding to sales leads, management is implementing strategies focused on maximizing royalty, joint venture revenue, parts and service revenue.

OPERATIONS – For the Quarter ended January 31, 2004

Revenues and Cost of Sales

Revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue on parts is recognized in the period in which the sale occurs.  Royalty income is recognized in the period in which the royalty is earned.

Revenues from product sales, royalties, interest income and other revenue for the quarter ended January 31, 2004 were $170,810 compared to $185,497 for the comparable period a year earlier.  The decline in product revenue is due in part to the overall sluggish economy, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the quarter ended January 31, 2004 was $35,453 compared to $40,254 for the same quarter a year ago due to lower product sales revenue.

Royalty and other revenue for the quarter ended January 31, 2004 was $65,507, down from $68,872 for the previous year.  Joint venture revenue is recorded in other revenue.  This $3,365 decrease is due in part to the fact that in 2003 the Company sold the Skycoaster® asset to a joint venture partner as part of a buy out option as well as the impact of lower ride revenue associated with lower attendance at parks.  For 2004, the Company is now receiving royalty rather than joint venture revenue.  The proceeds received from the sale of the Skycoaster® were recorded during fiscal 2003.

Operating Expenses

General and administration expenses for the quarter ended January 31, 2004 were $145,680, compared to $286,496 for the corresponding quarter ended January 31, 2003, down $140,816, or 49%.  These expenses (of which $72,450 of insurance paid during the first quarter was allocated to prepaid expenses during this quarter), include $65,413, for insurance coverage, down $51,491 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the primary $1 million US. As a whole, insurance premiums charged to the amusement ride industry have tripled since the events of September 11, 2001.  Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.   Also included in General and Administrative expenses are legal fees which amounted to a recovery of $23,807, compared to $23,920 of costs for the same period in 2003. The recovery of legal fess was attributable to approximately $41,000 being received through insurance claim settlements.  Legal fees include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Of the total $23,087 recovery in legal expense, a recovery of $40,261 is attributable to the SIR, $5,606 is for patent and trademark maintenance and the remaining $11,569 is for general legal expense.

Wages, benefits and consulting fees amounted to $120,292 up $34,526 to reflect the addition of one employee in the US, a management consulting contract and the payout of accumulated vacation pay.  Rent, telephone and travel amounted to $30,457, down $3,539.  The remaining $25,055 in General and Administrative expenses relates to general office and regulatory expenditures.

Marketing and selling costs for the quarter ended January 31, 2004 amounted to $24,817 compared to $19,300 for the same period a year ago.  Included in these expenses is $1,950 for shareholder communications which remained the same as the previous year.  Advertising and promotions of the Company’s attractions was $2,800 down $20 over the previous year and $20,061, up $5,531 for the annual IAAPA trade show.

Operating Income

The operating loss before interest expense, income taxes and amortization for the quarter ended January 31, 2004 was $69,537 compared to an operating loss of $203,259 over the same period a year ago.  This decrease was due primarily to a decline in insurance premiums, legal fess and reduced operating expenses as stated above.

Interest expense, net of interest income of $17 for the quarter ended January 31, 2004 was $79,657, compared to interest expense of $152,179 for the same quarter ended January 31, 2003. The decrease in interest of $72,522 or 48% is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for the quarter ended January 31, 2004 of $1,418 relates to capital assets.  For the comparable quarter ended January 31, 2003 amortization expense of $1,762 related to capital assets and $416,236 to patent rights.  As at July 31, 2003, the patents were fully amortized.  Although the patents for the Skycoaster® and Top Eliminator® have been fully amortized for accounting purposes, the Company will continue to receive royalty and parts and service revenue for a minimum seven year period for Skycoaster® and nine years for the Top Eliminator®.

Net Loss

Net loss for the quarter ended January 31, 2004 was $150,612 or $0.01 per share, compared to a net income of $5,342,282 or $0.30 per share for the quarter ended January 31, 2003.  The results for the quarter ended January 31, 2003 reflect the gain on the elimination of the Convertible Securities in January 2003.

Net cash flow from operations for the period was a negative $144,362 or $0.01 per share compared to a negative cash flow from operations of $478,949 or $0.03 for the same period last year.

OPERATIONS – For the six months ended January 31, 2004

Revenues and Cost of Sales

Revenues from product sales, royalties, interest income and other revenue for the six months ended January 31, 2004 were $654,347 compared to $789,828 for the comparable period a year earlier.  The decline in product revenue is due in part to the overall sluggish economy, lower capital spending by parks and territorial limitations in the U.S. built into our existing contracts hampering new ride sales.

Gross margin for the six months ended January 31, 2004 was $80,141 compared to $94,927 for the corresponding period a year ago due to lower product sales revenue.

Royalty and other revenue for the six months ended January 31, 2004 was $431,983, down from $529,486 for the previous year.  Joint venture revenue is recorded in other revenue.  This decrease is due in part to the fact that in 2003 the Company sold the Skycoaster® asset to a joint venture partner as part of a buy out option as well as the impact of lower ride revenue associated with lower attendance at parks.  The Company is now receiving royalty rather than joint venture revenue.  The proceeds received from the sale of the Skycoaster® asset were recorded during fiscal 2003.

Operating Expenses

General and administration expenses for the six months ended January 31, 2004 were $472,410, compared to $606,239 for the corresponding six months ended January 31, 2003, down $133,829, or 22%.  These expenses include $141,384 for insurance coverage, down $75,472 for the same period in 2003.  This decrease in insurance expense has resulted from management’s decision to not carry excess liability insurance coverage over the $1 million US primary coverage.   As a whole, insurance premiums charged to the amusement ride industry have tripled since the events of September 11, 2001.  Management believes that the Company’s safety track record and risk management and safety compliance programs followed by it’s subsidiaries and their respective customers justifies its decision to reduce its overall coverage and related costs.  Also included in General and Administrative expenses are legal fees which amounted to $12,410, down $54,571 over the same period in 2003.  These fees primarily include costs associated with ongoing insurance claims and maintenance of the Company’s intellectual property (patents and trademarks).  Insurance policies require that the Company retain the services of counsel to administer claims handled within each annual Self-Insured Retention (SIR) (deductible).  Of the $12,410 in legal expense, $28,778 plus a recovery of $41,060 from an insurance claim settlement is attributable to the SIR, $8,643 is for patent and trademark maintenance and the remaining $16,050 is for general legal expense.

Wages, benefits and consulting fees amounted to $213,024 up $25,251 due to an increase in the number of employees and the payout of accumulated vacation pay.  Rent, telephone and travel amounted to $63,338, down $11,947.  The remaining $42,254 in General and Administrative expenses relates to general office expenditures down $16,820 from the comparable period the previous year.

Marketing and selling costs for the six months ended January 31, 2004 amounted to $26,707 down $714 from the same period a year ago.  Included in these costs is $3,900 for shareholder communications, $2,800 in advertising and promotion of the Company’s attractions and $20,067 for the annual IAAPA trade show held in Orlando, FL in November 2003.

Operating Income

The operating income before interest expense, income taxes and amortization for the six months ended January 31, 2004 was $12,947 compared to an operating loss of $14,468 over the same period a year ago.  This increase was due primarily to the decline in operating and general liability insurance expenses.

Interest expense, net of interest income of $41 for the six months ended January 31, 2004 was $170,898, compared to interest expense of $326,485 for the same six month period ended January 31, 2003. The decrease in interest of $155,587 is due primarily to the settlement of the convertible securities on January 23, 2003.

Amortization expense for the six months ended January 31, 2004 of $2,858 relates to capital assets.  For the comparable six months ended January 31, 2003 amortization expense of $40,252 related to capital assets and $832,473 to patent rights which are now fully amortized.

Net Income

Net loss for the six months ended January 31, 2004 was $170,436 or $0.01 per share, compared to a net income of $4,894,551 or $0.28 per share for the six months ended January 31, 2003.

Net cash flow from operations for the period was a negative $157,848 or $0.01 per share compared to a negative cash flow from operations of $368,287 or $0.02 for the same period last year.

Capital Structure

As of March 31, 2004 there were 20,007,297 common shares outstanding.

Investor Relations

The Company manages its investor relations program using in-house resources.  Investors are updated on current events through press releases, quarterly financial statements, and the annual report.  The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

LIQUIDITY AND SOLVENCY

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business.  Operations to date have been primarily financed by long-term debt and equity transactions.

Debt Reduction and Management Program

A primary objective of the Board of Directors has been to bring down the debt load associated with the acquisition of the Skycoaster® business and a settlement agreement related to the Top Eliminator®. The first step in the debt reduction program was to successfully eliminate the convertible debenture during fiscal 2003.  Under the terms of the agreement reached with the holder of the Debenture, the Company agreed to pay $120,000 in cash and issued 750,000 common shares to the holder in full and final satisfaction of the Debenture obligation. $60,000 of the $120,000 was paid on January 23, 2003 and the Company signed a promissory note for the remaining $60,000 whereby the principal amount together with interest is to be paid in four monthly installments commencing July 31, 2003.

The settlement with the Debenture holder reduced the Company’s overall debt from $9,958,925 as at July 31, 2002 to $2,952,240 as at July 31, 2003, a 70% reduction.  As at January 31, 2004, the debt, excluding accrued interest of $267,087 included in accrued liabilities was reduced by an additional $234,892 from the balance at July 31, 2003.

	January 31, 2004	July 31, 2003	July 31, 2002
Convertible securities which are unsecured, bear interest at 6% per annum and is convertible into common shares of the Company at a conversion price of $1.11 per share (net of equity component of $495,381)	$–	$–	$5,500,000
Accretion of implicit interest in convertible securities	-	-	455,439
6% implicit interest on convertible securities	-	-	979,368
Less $60,000 of convertible debenture, plus accrued interest converted into common shares	-	-	(55,381)
	-	-	6,879,426
Deferred gain on modification of convertible securities, net of amortization of $476,502	-	-	62,697
Note payable bearing interest at 18% per annum	60,000	60,000	-
Amount due for settlement agreement bearing interest at 8.5% per annum	191,651	235,573	360,135
Non-convertible secured loan bearing interest at 10.5% per annum	2,465,697	2,656,667	2,656,667
	2,717,348	2,952,240	9,958,925

The Company has been unable to make its scheduled $261,319 quarterly payments for May 15, 2003, August 15, 2003, and November 15, 2003 due to the non-convertible secured lender.  The total amount in arrears with this lender amounts to $783,957.  In its attempt to clear up the arrears status of this loan, the Company has been working with the secured lender with respect to the Letter of Intent signed January 23, 2004 with an interested financing partner.

Pursuant to the Top Eliminator® settlement agreement, the Company was required to make a lump sum payment in the amount of $100,000 on or before August 1, 2003.  This amount is included in the $191,651 and bears interest at 8.5% per annum as noted above.  The Company did not meet its payment obligation and is currently attempting to re-negotiate a settlement.

Pursuant to the terms of the $60,000 promissory note associated with the settlement of the convertible debenture, the Company was required to make four monthly payments in the amount of $15,000 plus interest in July, August, September, and October 2003.  The Company did not meet its payment obligations and is currently attempting to re-negotiate a settlement.  The promissory note is now due on demand and bears interest at 18% per annum until the entire amount is paid in full.

Included in accounts payable and accrued liabilities at January 31, 2004 is accrued interest on the above debt instruments totaling $267,087 (July 31, 2003 - $129,207).

As at January 31, 2004 the Company had $105,945 in cash and short-term deposits compared to $44,331 as at January 31, 2003, an increase of $61,614 as a result of management’s focus on preserving cash and managing its working capital to carry on operations over the traditional lean months of February/March/April leading up to the new operating season.  Despite the fact that the long term debt has been reduced by over 70% from the previous year, the Company continues to struggle with meeting its debt servicing obligations and is in arrears totaling approximately $1,000,000.

At January 31, 2004 the Company had a shareholders’ deficiency of $2,674,308 and has generated losses in each of the last three fiscal years.  With the current low share price, issuing shares to eliminate or reduce the debt load does not make good business sense and would be punitive to existing shareholders from a dilution perspective. As part of its objective of eliminating the current debt load saddling the Company, the Company signed a Letter of Intent on January 23, 2004 with Crates Thompson Capital, Inc. relating to the acquisition of certain assets of Skycoaster, Inc. and Superstar Dragsters, Inc. and the subsequent acquisition of 100% of the capital stock of Skycoaster, Inc. (“Skycoaster”) and Superstar Dragsters, Inc. (“Superstar”) by S&S Worldwide, Inc. (“S&S”).  Pursuant to this letter of intent, the execution of the Definitive Agreements and the closing of the transactions, CTC will acquire certain assets and S&S will acquire all of the outstanding shares of Skycoaster, Inc. and Superstar Dragsters, Inc. on the following terms and conditions:

CTC and ThrillTime will enter into an Asset Purchase Transaction whereby 100% of ThrillTime’s US $2.750 million secured loan obligation will be assumed by CTC. In return, ThrillTime will sell and relinquish 100% of its rights to receive future license, royalty and other fees associated with specific long term license agreements and contracts between Skycoaster and Superstar and their current customers.

S&S and ThrillTime will enter into a Share Purchase Agreement and Revenue Share Agreement whereby with the sale of 100% of the common stock of Skycoaster and Superstar held by ThrillTime, ThrillTime will be entitled to the following future cash flows:

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100% of the gross profits arising out of the potential sale of a Top Eliminator® to a specific customer

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100% of the gross profits arising out of the potential sale of a Skycoaster® to a specific customer

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100% of the proceeds from specific accounts receivables owing to ThrillTime and Skycoaster

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30% of gross profits arising from all future sales of Skycoaster and Superstar amusement rides and any related gross profits from parts, service, training, licensing and royalty income generated from those future sales

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30% of gross profits, excluding future license, royalty and other fees, arising from the future sale and provision of parts, services and training required to support the Skycoaster and Superstar customer base and license agreements acquired by CTC under the Asset Purchase Transaction.

The Revenue Share Agreement between ThrillTime and S&S is expected to terminate when ThrillTime has earned and has been paid the sum of US $2,950,000 from the sale and provision of Skycoaster and Superstar products and services.

Negotiations and the preparation of Definitive Agreements are currently being carried on with Crates Thompson Capital as well as the lenders and debt holders.   As the solution to the financial crisis involves the sale of the Company’s subsidiaries, the Board and Management team will require shareholder, lender and regulatory approval for this transaction.

Subsequent Events

As part of the negotiations with Crates Thompson Capital and as a party to proposed transaction, the secured debenture holder was notified and agreed to the deferment of the February 15, 2004 quarterly payment amounting to $261,319.  At March 30, 2004 , the Company has not made payments totaling  $1,045,276.  It is anticipated that the arrears will be cured with the Closing of the Crates Thompson Capital transaction.

Pursuant to the Settlement Agreement, the Company did not make its monthly payments of $11,825 for December, 2003, January 2004, February 2004 and March 2004.  Discussions are taking place to re-negotiate the payment terms of the settlement agreement including the non-payment of a lump sum payment of $100,000 that was due August 1, 2003.   It is anticipated that the arrears will be cured with the Closing of the Crates Thompson Capital transaction.

Pursuant to the $60,000 Promissory Note outstanding, the Company has not made payments and this note is currently in default.  The Company is negotiating with the note holder to settle this debt.

On March 10, 2004, pursuant to the Letter of Intent signed January 23, 2004, Crates Thompson Capital has chosen not to proceed with the share purchase part of the transaction.  The revenue share agreement will remain as originally contemplated.

In order to allow management the time to examine the implications of an asset purchase only transaction, the Company was not able to proceed with the Special Meeting as scheduled for March 30, 2004.  The Closing date has been re-scheduled to May 7, 2004 to allow for more extensive negotiation and due diligence by both parties.  The Special Meeting to consider and approve the transactions with Crates Thompson Capital is scheduled for May 5, 2004.

This discussion and analysis may contain forward-looking statements that are based on management’s estimates, beliefs and opinions on the date the statements are made.  Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions